BRITISH
COLUMBIA
The Best Place on Earth

Number: BC0605176

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that AMERA RESOURCES CORPORATION changed its name to PANTHERA EXPLORATION INC. on December 23, 2008 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On December 23, 2008

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 19, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: December 23, 2008 12:01 AM Pacific Time

Incorporation Number: **BC0605176**

Recognition Date: Incorporated on April 11, 2000

NOTICE OF ARTICLES

Name of Company:

PANTHERA EXPLORATION INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

DIRECTOR INFORMATION

st Name, First Name, Middle Name:
COLTURA, ROBERT

Mailing Address:
9285 203B ST
LANGLEY BC V1M2L9

Delivery Address:
9285 203B ST
LANGLEY BC V1M2L9

Last Name, First Name, Middle Name:
MINNI, JERRY A.

Mailing Address:
1104 750 WEST PENDER ST
VANCOUVER BC V6C2T8

Delivery Address:
1104 750 WEST PENDER ST
VANCOUVER BC V6C2T8

Last Name, First Name, Middle Name:
CACOS, NIKOLAOS

Mailing Address:
2507 - 1408 STRATHMORE MEWS
VANCOUVER BC V6Z 3A9
CANADA

Delivery Address:
2507 - 1408 STRATHMORE MEWS
VANCOUVER BC V6Z 3A9
CANADA

Last Name, First Name, Middle Name:
CARLSON, GERALD

Mailing Address:
1740 ORCHARD WAY WEST
VANCOUVER BC V7V 4E8
CANADA

Delivery Address:
1740 ORCHARD WAY WEST
VANCOUVER BC V7V 4E8
CANADA

Last Name, First Name, Middle Name:
TERRY, DAVID

Mailing Address:
709-837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

Delivery Address:
709-837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached